*****FOR IMMEDIATE RELEASE*****

FOR: ZIONS BANCORPORATION
One South Main, Suite 1134
Salt Lake City, Utah
Harris H. Simmons
President/Chief Executive Officer

Contact: Clark Hinckley
Tel: (801) 524-4787
January 23, 2003

ZIONS BANCORPORATION REPORTS 2002 FOURTH QUARTER EARNINGS OF $0.96 PER DILUTED SHARE; $0.92 FROM CONTINUING OPERATIONS

SALT LAKE CITY, January 23, 2003 – Zions Bancorporation (“Zions” or “the Company”) (Nasdaq: ZION) today reported fourth-quarter net income of $87.5 million, or $0.96 per diluted share. Net income and earnings per share increased 21.7% and 23.1%, respectively over the $71.9 million, or $0.78 per share earned for the fourth quarter of 2001. Income for the fourth quarter of 2001, as adjusted for the add back of goodwill amortization (under Statement of Financial Accounting Standards (“SFAS”) No. 142) not included in 2002 earnings, was $80.4 million, or $0.87 per share. Net income for the fourth quarter of 2002 compared to net income, as adjusted, for the fourth quarter of 2001 increased 8.8% and per share increased 10.3%.

Income from continuing operations for the quarter was $84.1 million, or $0.92 per diluted share. Income from discontinued operations for the quarter was $3.4 million or $0.04 per diluted share. During the quarter the Company completed the sale of a subsidiary, Phaos Technology Corp. Phaos was included in discontinued operations as part of the restructuring efforts initiated during the third quarter of 2002. The sale resulted in the recognition of a $5.3 million income tax benefit that is included in results of discontinued operations. Excluding the income tax benefit, results of discontinued operations would have been a loss of $1.9 million or $0.02 per diluted share.

“We are pleased with the solid performance of the Company this quarter,” remarked Harris H. Simmons, Chairman and Chief Executive Officer, “particularly in light of the continued soft economy in the western United States. Loan growth has continued to slow, and we have been cautious about aggressively growing our portfolio in the current economic environment. However, we are especially pleased that credit quality indicators have improved. We anticipate that credit quality will remain stable or improve going forward.”

For the year 2002 net income was $256.3 million or $2.78 per diluted share, net of an adjustment for the cumulative effect of an accounting change resulting from the adoption of SFAS No. 142 of $32.4 million ($0.35 per share). Income for 2002 before the cumulative effect adjustment was $288.6 million, or $3.13 per share. Income for 2001, before a reduction for a cumulative effect adjustment (from SFAS No. 133) and adjusted for the add back of goodwill amortization, was $323.2 million, or $3.51 per share.

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Earning Assets and Funding

At December 31, 2002, on-balance-sheet and sold and serviced loans increased 7.8% to $21.5 billion from the balances reported one year ago, and 3.4% annualized from balances reported in the third quarter of 2002. During the quarter ending December 31, 2002, the Company closed its acquisition of Frontier State Bank in Arizona. Excluding the $52.0 million of loans acquired in this acquisition, on-balance-sheet and sold and serviced loans increased 7.5% from the balances reported one year ago, and 2.4% annualized from the balances reported in the third quarter of 2002.

Also, in December the Company repurchased at fair value previously securitized receivables, including $361.7 million of auto loans and $68.5 million of credit card receivables, which amounts became part of the on-balance-sheet totals. On-balance-sheet loan totals increased 10.0% from the balances reported one year ago, and 15.7% annualized from balances reported in the third quarter of 2002. Excluding the impact of the acquired Frontier loans and the re-acquired securitized loans, on-balance-sheet loans increased 7.2% from the balances reported one year ago, and 5.2% annualized from balances reported in the third quarter of 2002.

Deposits increased 12.8% to $20.1 billion over the balances reported one year ago, and 13.4% annualized from balances reported in the third quarter 2002. Excluding $88.0 million of deposits acquired in the Frontier acquisition, deposits increased 12.3% over the balances reported at year end 2001, and 11.6% annualized from the balances reported in the third quarter of 2002. Core deposits, which exclude time deposits over $100,000, increased 15.8% year-over-year, and at an annualized rate of 15.7% in the quarter. Excluding $80.2 million of acquired Frontier core deposits, the increases were 15.3% year-over-year and 13.9% annualized for the quarter.

Since deposits grew much faster than loan assets during the period, non-loan assets grew more rapidly than loans. In particular, average money market investments were $1,727 million during the quarter ending December 31, 2002, an increase of 56.2% from $1,106 million during the third quarter of 2002, and an increase of 93.7% from $892 million during the fourth quarter of 2001. Money market investments constituted 7.3% of average total interest-earning assets during the quarter ending December 31, 2002, an increase from 4.7% for the third quarter of 2002, and 4.1% for the fourth quarter of 2001.

Net Interest Income

For the quarter, taxable-equivalent net interest income increased 2.8% to $264.2 million compared to the fourth quarter of 2001. For the fourth quarter of 2002, the net interest margin was 4.41%, compared to 4.53% for the third quarter of 2002, and 4.66% for the fourth quarter of 2001. This margin decline in the fourth quarter of 2002 is due largely to the change in the mix of interest-earning assets toward lower-yielding money market instruments as deposit growth exceeded loan growth.

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Noninterest Income

For the fourth quarter of 2002, noninterest income increased $4.8 million or 4.7% to $106.6 million compared to the fourth quarter of 2001. The increase included growth in service charges on deposit accounts of 10.9% and other service charges, commissions and fees of 7.2%. Loan sales and servicing income decreased $7.5 million compared to the fourth quarter of 2001, and increased $4.3 million from the third quarter of 2002. As previously disclosed, the fourth quarter of 2001 included a gain on sale of SBA 504 loans of $12.1 million.

For the year 2002 the Company recognized equity securities losses of $25.3 million compared to gains of $37.2 million for the year 2001. The year 2002 includes losses related to venture capital investments and a write-down of a minority interest in an investment banking firm that totaled $28.7 million. The year 2001 included gains of $70.8 million from previously disclosed transactions related to a nonpublic investment of the Company and losses of $39.6 million related to venture capital investments.

Noninterest Expense

For the fourth quarter of 2002, noninterest expense was $218.8 million, as compared to $205.7 million for the fourth quarter of 2001, excluding goodwill amortization, an increase of 6.4%. Excluding discontinued operations, restructuring and impairment charges and amortization of intangibles, the efficiency ratio for the fourth quarter of 2002 was 57.7%. The comparable efficiency ratio for the fourth quarter of 2001, which included the operations later discontinued, was 58.3%.

Asset Quality

The ratio of nonperforming assets to total loans and other real estate was 0.61% at December 31, 2002, compared to 0.72% at September 30, 2002 and 0.69% at December 31, 2001. For the fourth quarter of 2002, net loan and lease losses were $12.5 million or 0.27% annualized of average loans, compared to $21.3 million or 0.46% annualized for the third quarter of 2002 and $18.2 million or 0.43% annualized for the fourth quarter of 2001. At $279.6 million on December 31, 2002, the allowance for loan losses was 1.47% of total loans and 332% of nonperforming loans.

Provision for Loan Losses

For the fourth quarter of 2002 the provision for loan losses was $15.8 million compared to $22.3 million provided during the third quarter of 2002 and $26.7 million provided during the fourth quarter of 2001. For the year 2002 the provision was $71.9 million compared to $73.2 million for 2001. In addition, during the fourth quarter of 2002 the Company's allowance for loan losses was increased by $1.0 million from the acquisition of Frontier State Bank, and by $9.9 million from the repurchase of securitized loans, which amounts did not flow through the income statement. The provision reflects management's evaluation of its various portfolios, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates.

Capital Management

During the fourth quarter of 2002, Zions repurchased 753,708 shares of common stock at an average price of $39.49 per share. Year-to-date the Company repurchased 2,388,881 shares at an average price of $47.39. As of December 31, 2002, the Company had $27.6 million remaining in its currently authorized share repurchase program. Weighted average common and common equivalent shares outstanding for the fourth quarter of 2002 were 91,073,433, compared to 92,017,388 for the third quarter of 2002 and 92,685,437 for the fourth quarter of 2001.

During the fourth quarter of 2002 the Company recorded a charge to other comprehensive income related to minimum pension liability requirements, which reduced capital by $23.4 million.

The Company's tangible common equity ratio was 6.06% at December 31, 2002 compared to 6.09% at September 30, 2002 and 5.98% at December 31, 2001.

The Company recently announced that its Board of Directors approved an increase in its quarterly dividend to $0.21 per common share, payable February 26, 2003 to shareholders of record on February 12, 2003.

Conference Call

Zions will host a conference call to discuss these fourth quarter results at 5:30 p.m. EST this afternoon (January 23, 2003). Media representatives, analysts and the public are invited to listen to this discussion by calling 1-888-840-6363, or via on-demand webcast. A link to the webcast will be available on the Zions Bancorporation Web site at www.zionsbancorporation.com. A replay of the call will be available from approximately 8:30 p.m. EST on Thursday, January 23 through midnight EST on Tuesday, January 28, by dialing 1-800-642-1687 and entering the conference ID number (7525759). The webcast of the conference call will also be archived and available through Friday, January 31.

About Zions Bancorporation

Zions Bancorporation is one of the nation's premier financial services companies, consisting of a collection of great banks in select high growth markets. Under local management teams and community identities, Zions operates over 400 full-service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington. In addition, Zions is a national leader in SBA lending, public finance advisory services, agricultural finance and electronic bond trading. The Company is included in the S&P 500 Index. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

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Forward-Looking Information

This news release contains statements regarding the projected performance of Zions and its subsidiaries. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual results of achievements may differ materially from the projections provided in this release since such projections involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally, in areas in which the Company conducts operations being less favorable than expected; and legislation or regulatory changes which adversely affect the ability of the combined Company to conduct business combinations or new operations. The Company disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

ZIONS BANCORPORATION AND SUBSIDIARIES
Press Release - Page 6
FINANCIAL HIGHLIGHTS
(Unaudited)

(In thousands, except per share and ratio data)	Three Months Ended December 31,			Years Ended December 31,		
	2002	2001	% Change	2002	2001	% Change
EARNINGS (3)				(Adjusted)(2)		
Taxable-equivalent net interest income	$ 264,187	$ 256,931	2.82 %	$ 1,056,434	$ 970,005	8.91 %
Net interest income	258,582	251,795	2.70 %	1,035,142	949,764	8.99 %
Noninterest income	106,568	101,776	4.71 %	376,814	412,188	(8.58)%
Provision for loan losses	15,775	26,714	(40.95)%	71,879	73,191	(1.79)%
Noninterest expense	218,808	214,046	2.22 %	858,928	836,093	2.73 %
Income before income taxes and minority interest	130,567	112,811	15.74 %	481,149	452,668	6.29 %
Income taxes	46,958	39,051	20.25 %	167,702	161,867	3.60 %
Minority interest	(449)	(1,160)	(61.29)%	(3,660)	(7,798)	(53.06)%
Income from continuing operations	84,058	74,920	12.20 %	317,107	298,599	6.20 %
Income (loss) from discontinued operations	3,437	(3,034)	(213.28)%	(28,460)	(8,420)	238.00 %
Cumulative effect adjustments	-	-		(32,369)	(7,159)	352.14 %
Net income	87,495	71,886	21.71 %	256,278	283,020	(9.45)%
Income before cumulative effect, as adjusted (1)	87,495	80,440	8.77 %	288,647	323,235	(10.70)%
Net income, as adjusted (1)	87,495	80,440	8.77 %	256,278	316,076	(18.92)%
PER COMMON SHARE (3)						
Net income (diluted)	0.96	0.78	23.08 %	2.78	3.07	(9.45)%
Income from continuing operations (diluted), as adjusted (1)	0.92	0.90	2.22 %	3.44	3.57	(3.64)%
Income (loss) from discontinued operations (diluted), as adjusted (1)	0.04	(0.03)	(233.33)%	(0.31)	(0.06)	416.67 %
Income before cumulative effect (diluted), as adjusted (1)	0.96	0.87	10.34 %	3.13	3.51	(10.83)%
Net income (diluted), as adjusted (1)	0.96	0.87	10.34 %	2.78	3.43	(18.95)%
Dividends	0.20	0.20	-	0.80	0.80	-
Book value				26.17	24.74	5.78 %
SELECTED RATIOS (1)						
Return on average assets	1.29 %	1.28 %		0.97 %	1.33 %	
Return on average common equity	14.64 %	14.16 %		10.95 %	14.83 %	
Efficiency ratio	60.03 %	59.14 %		63.40 %	59.16 %	
Net interest margin	4.41 %	4.66 %		4.56 %	4.64 %	

(1) Adjusted according to SFAS No. 142 for the add back of goodwill amortization, net of income tax benefit.
(2) Adjusted according to SFAS No. 142 for the impairment to goodwill and reflected as a cumulative effect adjustment, net of income tax benefit.
(3) Adjusted according to SFAS No. 144 for discontinued operations, net of income tax benefit.

(In thousands, except share and ratio data)	Three Months Ended December 31,			Years Ended December 31,		
	2002	2001	% Change	2002	2001	% Change
AVERAGE BALANCES						
Total assets	$ 26,933,868	$ 24,899,883	8.17 %	$ 26,296,521	$ 23,819,514	10.40 %
Securities	3,686,626	4,103,800	(10.17)%	3,862,703	3,971,701	(2.74)%
Net loans and leases	18,378,151	16,878,995	8.88 %	18,113,979	16,014,974	13.11 %
Goodwill	732,292	790,313	(7.34)%	743,957	702,620	5.88 %
Core deposit and other intangibles	86,368	114,926	(24.85)%	98,478	101,276	(2.76)%
Total deposits	19,637,467	17,736,835	10.72 %	18,601,496	16,754,293	11.03 %
Minority interest	22,276	14,810	50.41 %	21,116	29,411	(28.20)%
Shareholders' equity	2,371,372	2,253,096	5.25 %	2,341,443	2,131,284	9.86 %
Weighted average common and common-equivalent shares outstanding	91,073,433	92,685,437	(1.74)%	92,079,311	92,173,913	(0.10)%
AT PERIOD END						
Total assets				26,565,689	24,304,164	9.31 %
Securities				3,635,951	3,466,357	4.89 %
Net loans and leases				19,039,843	17,310,838	9.99 %
Sold loans being serviced				2,476,490	2,648,270	(6.49)%
Allowance for loan losses				279,593	260,483	7.34 %
Goodwill				730,031	770,763	(5.28)%
Core deposit and other intangibles				82,920	109,148	(24.03)%
Total deposits				20,131,980	17,841,690	12.84 %
Minority interest				22,677	16,322	38.94 %
Shareholders' equity				2,373,843	2,280,869	4.08 %
Common shares outstanding				90,717,692	92,208,736	(1.62)%
Average equity to average assets	8.80 %	9.05 %		8.90 %	8.95 %	
Common dividend payout	20.79 %	25.67 %		28.58 %	26.11 %	
Nonperforming assets				115,730	120,372	(3.86)%
Loans past due 90 days or more				37,408	46,201	(19.03)%
Nonperforming assets to net loans and leases, other real estate owned and other nonperforming assets at period end				0.61 %	0.69 %	

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ZIONS BANCORPORATION AND SUBSIDIARIES
Press Release - Page 8
FINANCIAL HIGHLIGHTS (Continued)
(Unaudited)

	Three Months Ended				
(In thousands, except per share and ratio data)	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
EARNINGS (3)				(Adjusted)(2)	
Taxable-equivalent net interest income	$ 264,187	$ 266,660	$ 264,282	$ 261,305	$ 256,931
Net interest income	258,582	261,306	259,044	256,210	251,795
Noninterest income	106,568	74,815	101,605	93,826	101,776
Provision for loan losses	15,775	22,309	15,705	18,090	26,714
Noninterest expenses	218,808	219,158	215,708	205,254	214,046
Income before income taxes and minority interest	130,567	94,654	129,236	126,692	112,811
Income taxes	46,958	31,772	44,947	44,025	39,051
Minority interest	(449)	(2,486)	(575)	(150)	(1,160)
Income from continuing operations	84,058	65,368	84,864	82,817	74,920
Income (loss) from discontinued operations	3,437	(25,922)	(2,789)	(3,186)	(3,034)
Cumulative effect adjustment	-	-	-	(32,369)	-
Net income	87,495	39,446	82,075	47,262	71,886
Income before cumulative effect, as adjusted (1)	87,495	39,446	82,075	79,631	80,440
Net income, as adjusted (1)	87,495	39,446	82,075	47,262	80,440
PER COMMON SHARE (3)					
Net income (diluted)	0.96	0.43	0.89	0.51	0.78
Income from continuing operations (diluted), as adjusted (1)	0.92	0.71	0.92	0.89	0.90
Income (loss) from discontinued operations (diluted), as adjusted (1)	0.04	(0.28)	(0.03)	(0.03)	(0.03)
Income before cumulative effect (diluted), as adjusted (1)	0.96	0.43	0.89	0.86	0.87
Net income (diluted), as adjusted (1)	0.96	0.43	0.89	0.51	0.87
Dividends	0.20	0.20	0.20	0.20	0.20
Book value	26.17	25.86	25.49	24.82	24.74
SELECTED RATIOS (1)					
Return on average assets	1.29%	0.59%	1.26%	0.75%	1.28%
Return on average common equity	14.64%	6.51%	14.21%	8.44%	14.16%
Efficiency ratio	60.03%	74.23%	60.51%	59.48%	59.14%
Net interest margin	4.41%	4.53%	4.61%	4.70%	4.66%

(1) Adjusted according to SFAS No. 142 for the add back of goodwill amortization, net of income tax benefit.
(2) Adjusted according to SFAS No. 142 for the impairment to goodwill and reflected as a cumulative effect adjustment, net of income tax benefit.
(3) Adjusted according to SFAS No. 144 for discontinued operations, net of income tax benefit.

ZIONS BANCORPORATION AND SUBSIDIARIES
Press Release - Page 9
FINANCIAL HIGHLIGHTS (Continued)
(Unaudited)

(In thousands, except per share and ratio data)	Three Months Ended December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002 (Adjusted)(2)	December 31, 2001
AVERAGE BALANCES					
Total assets	$ 26,933,868	$ 26,429,054	$ 26,128,886	$ 25,679,029	$ 24,899,883
Securities	3,686,626	3,788,158	3,901,341	4,079,827	4,103,800
Net loans and leases	18,378,151	18,442,768	18,083,224	17,538,937	16,878,995
Goodwill	732,292	772,439	735,622	735,194	790,313
Core deposit and other intangibles	86,368	98,032	102,544	107,202	114,926
Total deposits	19,637,467	18,851,300	18,217,798	17,675,111	17,736,835
Minority interest	22,276	22,234	21,354	18,546	14,810
Shareholders' equity	2,371,372	2,404,871	2,317,029	2,270,697	2,253,096
Weighted average common and common-equivalent shares outstanding	91,073,433	92,017,388	92,628,770	92,813,828	92,685,437
AT PERIOD END					
Total assets	$ 26,565,689	$ 26,289,314	$ 25,734,714	$ 24,804,578	$ 24,304,164
Securities	3,635,951	3,426,574	3,609,416	3,503,789	3,466,357
Net loans and leases	19,039,843	18,321,351	18,452,554	17,854,168	17,310,838
Sold loans being serviced (1)	2,476,490	3,012,780	2,543,887	2,526,076	2,648,270
Allowance for loan losses	279,593	265,406	264,432	264,107	260,483
Goodwill	730,031	724,353	736,524	734,334	770,763
Core deposit and other intangibles	82,920	82,146	100,003	104,576	109,148
Total deposits	20,131,980	19,481,032	18,788,429	18,000,342	17,841,690
Minority interest	22,677	23,028	22,782	20,769	16,322
Shareholders' equity	2,373,843	2,357,601	2,337,278	2,283,000	2,280,869
Common shares outstanding	90,717,692	91,154,578	91,701,887	91,986,436	92,208,736
Average equity to average assets	8.80%	9.10%	8.87%	8.84%	9.05%
Common dividend payout	20.79%	46.39%	22.36%	38.93%	25.67%
Nonperforming assets	115,730	131,969	115,513	131,154	120,372
Loans past due 90 days or more	37,408	35,443	32,332	37,371	46,201
Nonperforming assets to net loans and leases, other real estate owned and other nonperforming assets at period end	0.61%	0.72%	0.63%	0.73%	0.69%

(1) The decrease from September 30, 2002 reflects the repurchase from securitizations of $68.5 million of credit card receivables and $361.7 million of auto loans.
(2) Adjusted according to SFAS No. 142 for the impairment to goodwill, net of income tax benefit.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In thousands, except share amounts)	December 31, 2002	December 31, 2001
ASSETS		
Cash and due from banks	$ 1,087,296	$ 978,609
Money market investments:		
Interest-bearing deposits	1,690	2,780
Federal funds sold	96,077	57,653
Security resell agreements	444,995	222,147
Investment securities:		
Held to maturity, at cost (approximate market value $0 and $79,752)	-	79,546
Available for sale, at market	3,304,341	3,283,915
Trading account, at market (includes $110,886 and $87,612 transferred as collateral under repurchase agreements)	331,610	102,896
	3,635,951	3,466,357
Loans:		
Loans held for sale	289,499	297,959
Loans, leases and other receivables	18,843,006	17,115,485
	19,132,505	17,413,444
Less:		
Unearned income and fees, net of related costs	92,662	102,606
Allowance for loan losses	279,593	260,483
Net loans	18,760,250	17,050,355
Noninterest bearing investments	601,641	615,500
Premises and equipment, net	393,630	368,076
Goodwill	730,031	770,763
Core deposit and other intangibles	82,920	109,148
Other real estate owned	31,608	10,302
Other assets	699,600	652,474
	$ 26,565,689	$ 24,304,164
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 5,117,458	$ 4,480,669
Interest-bearing:		
Savings and money market	11,654,258	9,507,817
Time under $100,000	1,766,844	2,055,087
Time $100,000 and over	1,402,189	1,664,829
Foreign	191,231	133,288
	20,131,980	17,841,690
Securities sold, not yet purchased	203,838	87,255
Federal funds purchased	819,807	1,203,764
Security repurchase agreements	861,177	933,973
Accrued liabilities	535,044	428,225
Commercial paper	291,566	309,000
Federal Home Loan Bank advances and other borrowings:		
One year or less	15,554	181,266
Over one year	240,698	240,458
Long-term debt	1,069,505	781,342
Total liabilities	24,169,169	22,006,973
Minority interest	22,677	16,322
Shareholders' equity:		
Capital stock:		
Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none	-	-
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 90,717,692 and 92,208,736 shares	1,034,888	1,111,214
Accumulated other comprehensive income	46,214	59,951
Retained earnings	1,292,741	1,109,704
Total shareholders' equity	2,373,843	2,280,869
	$ 26,565,689	$ 24,304,164

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

(In thousands, except per share amounts)	Three Months Ended December 31,		Years Ended December 31,	
	2002	2001	2002	2001
Interest income:				
Interest and fees on loans	$ 300,737	$ 309,675	$ 1,227,358	$ 1,292,955
Interest on loans held for sale	2,708	3,933	9,437	13,080
Lease financing	4,641	5,970	20,589	22,805
Interest on money market investments	6,222	4,836	18,625	34,879
Interest on securities:				
Held to maturity - taxable	-	836	2,292	3,361
Available for sale - taxable	28,825	38,997	128,622	169,224
Available for sale - nontaxable	7,066	6,453	26,889	24,713
Trading account	5,428	5,682	22,107	30,903
Total interest income	355,627	376,382	1,455,919	1,591,920
Interest expense:				
Interest on savings and money market deposits	40,163	45,805	164,594	251,570
Interest on time and foreign deposits	24,523	41,690	114,128	187,712
Interest on borrowed funds	32,359	37,092	142,055	202,874
Total interest expense	97,045	124,587	420,777	642,156
Net interest income	258,582	251,795	1,035,142	949,764
Provision for loan losses	15,775	26,714	71,879	73,191
Net interest income after provision for loan losses	242,807	225,081	963,263	876,573
Noninterest income:				
Service charges on deposit accounts	30,840	27,812	118,994	101,033
Loan sales and servicing income	24,087	31,599	70,153	96,754
Other service charges, commissions and fees	20,346	18,971	81,175	72,996
Trust income	4,454	4,710	18,479	18,298
Income from securities conduit	6,467	3,672	20,317	12,262
Dividends and other investment income	8,866	7,851	35,469	28,299
Market making, trading and nonhedge derivative income	7,701	5,335	39,029	34,136
Equity securities gains (losses), net	(48)	(2,920)	(25,316)	37,239
Fixed income securities gains (losses), net	(29)	159	358	(3,781)
Other	3,884	4,587	18,156	14,952
Total noninterest income	106,568	101,776	376,814	412,188
Noninterest expense:				
Salaries and employee benefits	119,320	108,725	478,028	432,937
Occupancy, net	17,464	17,076	68,627	63,600
Furniture and equipment	15,667	16,283	63,429	60,830
Legal and professional services	7,464	7,337	25,347	30,532
Postage and supplies	7,121	7,227	27,582	27,753
Advertising	4,644	5,200	20,577	22,344
Merger related expense	-	1,175	-	7,348
Restructuring charges	658	-	3,349	-
Impairment losses on long-lived assets	965	-	4,942	-
Amortization of goodwill	-	8,375	-	31,526
Amortization of core deposit and other intangibles	3,371	3,425	13,379	12,770
Other	42,134	39,223	153,668	146,453
Total noninterest expense	218,808	214,046	858,928	836,093
Income from continuing operations before income taxes and minority interest	130,567	112,811	481,149	452,668
Income taxes	46,958	39,051	167,702	161,867
Minority interest	(449)	(1,160)	(3,660)	(7,798)
Income from continuing operations	84,058	74,920	317,107	298,599

CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Unaudited)

(In thousands, except per share amounts)	Three Months Ended December 31,		Years Ended December 31,	
	2002	2001	2002	2001
Discontinued operations(2):				
Loss from operations of discontinued subsidiaries	(3,179)	(5,584)	(18,304)	(12,487)
Impairment losses	-	-	(28,691)	-
Income tax benefit	(6,616)	(2,550)	(18,535)	(4,067)
Income (loss) on discontinued operations	3,437	(3,034)	(28,460)	(8,420)
Income before cumulative effect of change in accounting principle	87,495	71,886	288,647	290,179
Cumulative effect of change in accounting principle, net of tax (1)	-	-	(32,369)	(7,159)
Net income	$ 87,495	$ 71,886	$ 256,278	$ 283,020
Income before cumulative effect, as adjusted	$ 87,495	$ 80,440	$ 288,647	$ 323,235
Net income, as adjusted	$ 87,495	$ 80,440	$ 256,278	$ 316,076
Weighted average shares outstanding during the period:				
Basic shares	90,943	92,036	91,566	91,202
Diluted shares	91,073	92,685	92,079	92,174
Net income per common share:				
Basic:				
Income from continuing operations	$ 0.92	$ 0.81	$ 3.46	$ 3.27
Income (loss) on discontinued operations (2)	0.04	(0.03)	(0.31)	(0.09)
Income before cumulative effect of change in accounting principle	0.96	0.78	3.15	3.18
Add back - goodwill amortization net of income tax benefit	-	0.09	-	0.36
Income before cumulative effect of change in accounting principle, as adjusted	0.96	0.87	3.15	3.54
Cumulative effect of change in accounting principle (1)	-	-	(0.35)	(0.08)
Net income, as adjusted	$ 0.96	$ 0.87	$ 2.80	$ 3.46
Diluted:				
Income from continuing operations	$ 0.92	$ 0.81	$ 3.44	$ 3.24
Income (loss) on discontinued operations (2)	0.04	(0.03)	(0.31)	(0.09)
Income before cumulative effect of change in accounting principle	0.96	0.78	3.13	3.15
Add back - goodwill amortization net of income tax benefit	-	0.09	-	0.36
Income before cumulative effect of change in accounting principle, as adjusted	0.96	0.87	3.13	3.51
Cumulative effect of change in accounting principle (1)	-	-	(0.35)	(0.08)
Net income, as adjusted	$ 0.96	$ 0.87	$ 2.78	$ 3.43

(1) For the year ended December 31, 2001, the cumulative effect adjustment relates to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, net of income tax benefit of $4,521. For the year ended December 31, 2002, the cumulative effect adjustment relates to the impairment in carrying value of the Company's investment in certain of its e-commerce subsidiaries, measured as of January 1, 2002, net of income tax benefit of $2,676. This adjustment resulted from the completion of the required impairment tests of goodwill as provided under SFAS No. 142, which became effective for the Company beginning January 1, 2002.

(2) During the third quarter of 2002, the Company determined that its plan to discontinue the operations of the e-commerce subsidiaries discussed in Note (1) met the held for sale and discontinued operations criteria of SFAS No. 144, which became effective for the Company beginning January 1, 2002. Additional impairment losses for these subsidiaries were recorded in the third quarter and included with discontinued operations.

**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)**

(Unaudited)

		Year Ended December 31, 2002					
		Accumulated Other Comprehensive Income (Loss)					
(In thousands)	Common Stock	Net Unrealized Gains (Losses) on Investments and Retained Interests	Net Unrealized Gains (Losses) on Derivative Instruments	Minimum Pension Liability	Subtotal	Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2002	$ 1,111,214	$ 31,774	$ 28,177		$ 59,951	$ 1,109,704	$ 2,280,869
Comprehensive income:							
Net income						256,278	256,278
Other comprehensive income, net of tax:							
Net realized and unrealized holding losses during the year, net of income tax benefit of $1,880		(3,035)			(3,035)		
Reclassification for net realized losses recorded in operations, net of income tax benefit of $9,546		15,412			15,412		
Net unrealized losses on derivative instruments, net of reclassification to operations of $34,916 and income tax benefit of $1,708			(2,757)		(2,757)		
Minimum pension liability, net of income tax benefit of $14,468				$ (23,357)	(23,357)		
Other comprehensive income (loss)		12,377	(2,757)	(23,357)	(13,737)		(13,737)
Total comprehensive income							242,541
Cash dividends--common, $.80 per share						(73,241)	(73,241)
Issuance of common shares for acquisitions	17,048						17,048
Stock redeemed and retired	(113,215)						(113,215)
Stock options exercised, net of shares tendered and retired	19,841						19,841
Balance, December 31, 2002	$ 1,034,888	$ 44,151	$ 25,420	$ (23,357)	$ 46,214	$ 1,292,741	$ 2,373,843

		Year Ended December 31, 2001					
		Accumulated Other Comprehensive Income (Loss)					
(In thousands)	Common Stock	Net Unrealized Gains (Losses) on Investments and Retained Interests	Net Unrealized Gains on Derivative Instruments	Minimum Pension Liability	Subtotal	Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2001	$ 907,604	$ (3,644)			$ (3,644)	$ 874,884	$ 1,778,844
Comprehensive income:							
Net income						283,020	283,020
Other comprehensive income, net of tax:							
Net realized and unrealized holding gains during the year, net of income tax expense of $20,859		33,675			33,675		
Reclassification for net realized gains recorded in operations, net of income tax expense of $7,132		(11,516)			(11,516)		
Net unrealized gains on derivative instruments, net of reclassification to operations of $20,757 and income tax expense of $4,281			$ 6,911		6,911		
Cumulative effect of change in accounting principle, adoption of FASB Statement No. 133, net of income tax expense of $21,245		13,259	21,266		34,525		
Other comprehensive income		35,418	28,177		63,595		63,595
Total comprehensive income							346,615
Cash dividends--common, $.80 per share						(73,899)	(73,899)
Issuance of common shares for acquisitions	231,295					25,699	256,994
Stock redeemed and retired	(46,462)						(46,462)
Stock options exercised, net of shares tendered and retired	18,777						18,777
Balance, December 31, 2001	$ 1,111,214	$ 31,774	$ 28,177		$ 59,951	$ 1,109,704	$ 2,280,869

Total comprehensive income for the three months ended December 31, 2002 and 2001 was $48,348 and $57,219 respectively.

Sold Loans Being Serviced
(Unaudited)

(In thousands)	Three Months Ended December 31, 2002	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Balance at beginning of the period	$ 3,012,780	$ 2,543,887	$ 2,526,076	$ 2,648,270	$ 2,256,379
Add:					
New loans sold	137,507	742,419	284,888	178,705	673,924
Deduct:					
Loans repurchased	(430,164)	-	-	-	-
Payments and other reductions	(243,633)	(273,526)	(267,077)	(300,899)	(282,033)
Balance at end of the period	$ 2,476,490	$ 3,012,780	$ 2,543,887	$ 2,526,076	$ 2,648,270

Nonperforming Assets
(Unaudited)

(In thousands)	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Nonaccrual loans	$ 82,006	$ 117,211	$ 100,344	$ 116,246	$ 108,637
Restructured loans	2,116	2,133	1,355	1,418	1,433
Other real estate owned and other nonperforming assets	31,608	12,625	13,814	13,490	10,302
Total	$ 115,730	$ 131,969	$ 115,513	$ 131,154	$ 120,372
% of net loans and leases*, other real estate owned and other nonperforming assets	0.61%	0.72%	0.63%	0.73%	0.69%
Accruing loans past due 90 days or more	$ 37,408	$ 35,443	$ 32,332	$ 37,371	$ 46,201
% of net loans and leases*	0.20%	0.19%	0.18%	0.21%	0.27%

*Includes loans held for sale.

Allowance for Loan Losses
(Unaudited)

(In thousands)	Three Months Ended December 31, 2002	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Balance at beginning of the period	$ 265,406	$ 264,432	$ 264,107	$ 260,483	$ 245,862
Add:					
Allowance for loan losses of companies acquired	1,010	-	-	-	6,106
Allowance for securitized loans repurchased	9,874	-	-	-	-
Provision for losses	15,775	22,309	15,705	18,090	26,714
Deduct:					
Loan and lease charge-offs	(21,570)	(25,240)	(18,734)	(18,788)	(22,533)
Recoveries	9,098	3,905	3,354	4,322	4,334
Net loan and lease charge-offs	(12,472)	(21,335)	(15,380)	(14,466)	(18,199)
Balance at end of the period	$ 279,593	$ 265,406	$ 264,432	$ 264,107	$ 260,483
Ratio of allowance for loan losses to net loans and leases outstanding at period end	1.47%	1.45%	1.43%	1.48%	1.50%
Ratio of allowance for loan losses to nonperforming loans at period end	332.37%	222.39%	260.01%	224.46%	236.65%

LOAN BALANCES BY PORTFOLIO TYPE
(Unaudited)

(In millions)

Types	December 31, 2002	Net Loans Originated	Loans Repurchased and Acquired (1)	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Loans held for sale	$ 289	$ 39	$ -	$ 250	$ 165	$ 207	$ 298
Commercial lending:							
Commercial and industrial	4,124	107	7	4,010	3,990	3,893	3,921
Leasing	384	(2)	-	386	409	408	421
Owner occupied	3,018	153	8	2,857	3,030	2,520	2,344
Total commercial lending	7,526	258	15	7,253	7,429	6,821	6,686
Commercial real estate:							
Construction	2,947	(141)	8	3,080	2,968	2,939	2,874
Term	3,175	92	-	3,083	3,071	3,227	3,027
Total commercial real estate	6,122	(49)	8	6,163	6,039	6,166	5,901
Consumer:							
Home equity credit line	651	(31)	3	679	582	454	401
1-4 family residential	3,209	(31)	18	3,222	3,380	3,374	3,173
Bankcard and other revolving plans	205	13	69	123	121	116	126
Other	1,000	-	369	631	743	726	707
Total consumer	5,065	(49)	459	4,655	4,826	4,670	4,407
Foreign loans	5	(20)	-	25	25	24	14
Other receivables	126	56	-	70	68	69	107
Total loans	$ 19,133	$ 235	$ 482	$ 18,416	$ 18,552	$ 17,957	$ 17,413

(1) Includes $68.5 million and $361.7 million, respectively, in credit card receivables and auto loans repurchased from securitizations. Also includes
      $52.0 million in loans acquired in the acquisition of Frontier State Bank.

COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION
REPRESENTS PERCENTAGES BASED UPON OUTSTANDING TOTAL LOANS AS OF SEPTEMBER 30, 2002
(Unaudited)

Collateral Location	Arizona	Northern California	Southern California	Nevada	Colorado	Utah	Washington	Other	Total	Product as % Loan Type	Product as % Total CRE
Commercial Term											
Industrial	1.17%	0.46%	2.59%	0.04%	0.18%	0.25%	0.09%	0.20%	4.99%	9.8%	5.0%
Office	2.35%	1.05%	2.89%	3.08%	1.74%	1.51%	0.40%	0.47%	13.49%	26.6%	13.5%
Retail	1.96%	1.35%	3.71%	1.17%	0.86%	0.38%	0.04%	0.78%	10.24%	20.2%	10.2%
Hotel/Motel	0.99%	0.58%	1.30%	0.71%	0.51%	1.04%	0.06%	1.63%	6.82%	13.5%	6.8%
A&D	0.36%	0.15%	0.09%	0.19%	0.32%	0.15%	0.15%	0.18%	1.59%	3.1%	1.6%
Medical	0.55%	0.00%	0.75%	0.66%	0.12%	0.05%	0.00%	0.03%	2.17%	4.3%	2.2%
Recreation/Restaurant	0.49%	0.25%	0.21%	0.18%	0.09%	0.08%	0.00%	0.04%	1.34%	2.6%	1.3%
Multifamily	0.57%	0.19%	1.42%	0.62%	0.52%	0.57%	0.09%	0.55%	4.53%	8.9%	4.5%
Other	0.77%	0.52%	1.27%	0.88%	0.46%	0.75%	0.06%	0.78%	5.48%	10.8%	5.5%
Total Commercial Term	**9.22%**	**4.55%**	**14.23%**	**7.53%**	**4.78%**	**4.78%**	**0.90%**	**4.66%**	**50.66%**	**100.0%**	**50.7%**
Residential Construction											
Single Family Housing	3.55%	0.86%	3.16%	0.76%	3.05%	3.27%	0.56%	1.28%	16.49%	33.4%	16.5%
Land Acquisition & Development	1.99%	1.13%	2.03%	0.15%	0.51%	0.22%	0.16%	0.34%	6.54%	13.3%	6.5%
Total Residential Construction	**5.53%**	**1.99%**	**5.20%**	**0.91%**	**3.56%**	**3.49%**	**0.72%**	**1.62%**	**23.03%**	**46.7%**	**23.0%**
Commercial Construction											
Industrial	0.49%	0.00%	0.32%	0.29%	0.41%	0.20%	0.01%	0.25%	1.98%	4.0%	2.0%
Office	0.67%	0.81%	1.91%	0.78%	0.35%	0.92%	1.27%	0.21%	6.91%	14.0%	6.9%
Retail	1.82%	0.12%	1.76%	2.43%	0.10%	1.49%	0.26%	0.16%	8.14%	16.5%	8.1%
Hotel/Motel	0.00%	0.44%	0.26%	0.25%	0.15%	0.17%	0.43%	0.18%	1.89%	3.8%	1.9%
A&D	0.53%	0.15%	0.26%	0.68%	0.10%	0.21%	0.11%	0.05%	2.08%	4.2%	2.1%
Medical	0.21%	0.00%	0.18%	0.20%	0.00%	0.06%	0.00%	0.01%	0.66%	1.3%	0.7%
Recreation/Restaurant	0.03%	0.00%	0.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.22%	0.4%	0.2%
Other	0.04%	0.00%	0.40%	0.20%	0.18%	0.01%	0.17%	0.05%	1.06%	2.2%	1.1%
Apartments	0.63%	0.11%	1.50%	0.00%	0.56%	0.00%	0.09%	0.49%	3.38%	6.8%	3.4%
Total Commercial Construction	**4.42%**	**1.63%**	**6.78%**	**4.83%**	**1.85%**	**3.07%**	**2.33%**	**1.41%**	**26.32%**	**53.3%**	**26.3%**
TOTAL CONSTRUCTION	**9.96%**	**3.62%**	**11.98%**	**5.74%**	**5.41%**	**6.56%**	**3.05%**	**3.03%**	**49.34%**	**100.0%**	**49.3%**
TOTAL CRE	**19.18%**	**8.17%**	**26.22%**	**13.27%**	**10.19%**	**11.35%**	**3.95%**	**7.68%**	**100.00%**		

Excludes approximately $202 million of unsecured loans outstanding but related to the real estate industry

CONSOLIDATED AVERAGE BALANCE SHEETS, YIELDS AND RATES
(Unaudited)

	Three Months Ended December 31, 2002			Three Months Ended December 31, 2001		
(In thousands)	Average Balance	Amount of Interest (1)	Average Rate	Average Balance	Amount of Interest (1)	Average Rate
ASSETS						
Money market investments	$ 1,726,978	$ 6,222	1.43%	$ 891,556	$ 4,846	2.16%
Securities:						
Held to maturity	-	-		69,546	836	4.77%
Available for sale	3,136,698	39,696	5.02%	3,396,087	48,925	5.72%
Trading account	549,928	5,428	3.92%	638,167	5,682	3.53%
Total securities	3,686,626	45,124	4.86%	4,103,800	55,443	5.36%
Loans:						
Loans held for sale	264,333	2,708	4.06%	271,511	3,933	5.75%
Net loans and leases (2)	18,113,818	307,178	6.73%	16,607,484	317,280	7.58%
Total loans	18,378,151	309,886	6.69%	16,878,995	321,213	7.55%
Total interest-earning assets	23,791,755	361,232	6.02%	21,874,351	381,502	6.92%
Cash and due from banks	961,196			814,480		
Allowance for loan losses	(270,119)			(249,898)		
Goodwill	732,292			790,313		
Core deposit and other intangibles	86,368			114,926		
Other assets	1,632,376			1,555,711		
Total assets	$ 26,933,868			$ 24,899,883		
LIABILITIES						
Interest-bearing deposits:						
Savings and NOW deposits	$ 2,705,831	6,339	0.93%	$ 2,233,733	6,858	1.22%
Money market super NOW deposits	8,695,620	33,824	1.54%	7,394,172	38,947	2.09%
Time under $100,000	1,826,479	13,085	2.84%	1,779,489	19,942	4.45%
Time $100,000 and over	1,419,399	11,078	3.10%	1,977,893	21,373	4.29%
Foreign deposits	114,982	360	1.24%	101,144	375	1.47%
Total interest-bearing deposits	14,762,311	64,686	1.74%	13,486,431	87,495	2.57%
Borrowed funds:						
Securities sold, not yet purchased	415,557	4,326	4.13%	326,298	3,605	4.38%
Federal funds purchased and security repurchase agreements	2,177,815	6,894	1.26%	2,619,876	13,087	1.98%
Commercial paper	345,894	1,658	1.90%	374,564	2,591	2.74%
FHLB advances and other borrowings:						
One year or less	189,734	999	2.09%	190,833	1,764	3.67%
Over one year	240,941	3,128	5.15%	241,618	3,139	5.15%
Long-term debt	1,045,917	15,354	5.82%	704,045	12,890	7.26%
Total borrowed funds	4,415,858	32,359	2.91%	4,457,234	37,076	3.30%
Total interest-bearing liabilities	19,178,169	97,045	2.01%	17,943,665	124,571	2.75%
Noninterest-bearing deposits	4,875,156			4,250,404		
Other liabilities	486,895			437,908		
Total liabilities	24,540,220			22,631,977		
Minority interest	22,276			14,810		
Total shareholders' equity	2,371,372			2,253,096		
Total liabilities and shareholders' equity	$ 26,933,868			$ 24,899,883		
Spread on average interest-bearing funds			4.01%			4.17%
Net interest income and net yield on interest-earning assets		$ 264,187	4.41%		$ 256,931	4.66%

(1) Taxable-equivalent rates used where applicable.

(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED AVERAGE BALANCE SHEETS, YIELDS AND RATES
(Unaudited)

	Year Ended December 31, 2002			Year Ended December 31, 2001		
(In thousands)	Average Balance	Amount of Interest (1)	Average Rate	Average Balance	Amount of Interest (1)	Average Rate
ASSETS						
Money market investments	$ 1,199,539	$ 18,625	1.55%	$ 924,316	$ 34,911	3.78%
Securities:						
Held to maturity	42,895	2,292	5.34%	56,205	3,361	5.98%
Available for sale	3,209,262	169,990	5.30%	3,268,530	207,244	6.34%
Trading account	610,546	22,107	3.62%	646,966	30,903	4.78%
Total securities	3,862,703	194,389	5.03%	3,971,701	241,508	6.08%
Loans:						
Loans held for sale	209,905	9,437	4.50%	220,304	13,080	5.94%
Net loans and leases (2)	17,904,074	1,254,760	7.01%	15,794,670	1,322,669	8.37%
Total loans	18,113,979	1,264,197	6.98%	16,014,974	1,335,749	8.34%
Total interest-earning assets	23,176,221	1,477,211	6.37%	20,910,991	1,612,168	7.71%
Cash and due from banks	938,510			820,654		
Allowance for loan losses	(266,638)			(228,580)		
Goodwill	743,957			702,620		
Core deposit and other intangibles	98,478			101,276		
Other assets	1,605,993			1,512,553		
Total assets	$ 26,296,521			$ 23,819,514		
LIABILITIES						
Interest-bearing deposits:						
Savings and NOW deposits	$ 2,555,019	26,516	1.04%	$ 2,059,928	32,251	1.57%
Money market super NOW deposits	8,021,182	138,078	1.72%	7,038,552	219,319	3.12%
Time under $100,000	1,910,922	62,136	3.25%	1,984,299	98,227	4.95%
Time $100,000 and over	1,486,702	50,481	3.40%	1,658,528	86,537	5.22%
Foreign deposits	106,053	1,511	1.42%	105,665	2,948	2.79%
Total interest-bearing deposits	14,079,878	278,722	1.98%	12,846,972	439,282	3.42%
Borrowed funds:						
Securities sold, not yet purchased	393,963	16,413	4.17%	339,801	17,039	5.01%
Federal funds purchased and security repurchase agreements	2,528,157	39,121	1.55%	2,668,398	95,922	3.59%
Commercial paper	358,591	7,479	2.09%	336,074	14,444	4.30%
FHLB advances and other borrowings:						
One year or less	533,008	10,266	1.93%	403,512	21,673	5.37%
Over one year	240,448	12,444	5.18%	203,368	11,061	5.44%
Long-term debt	873,814	56,332	6.45%	568,772	42,742	7.51%
Total borrowed funds	4,927,981	142,055	2.88%	4,519,925	202,881	4.49%
Total interest-bearing liabilities	19,007,859	420,777	2.21%	17,366,897	642,163	3.70%
Noninterest-bearing deposits	4,521,618			3,907,321		
Other liabilities	404,485			384,601		
Total liabilities	23,933,962			21,658,819		
Minority interest	21,116			29,411		
Total shareholders' equity	2,341,443			2,131,284		
Total liabilities and shareholders' equity	$ 26,296,521			$ 23,819,514		
Spread on average interest-bearing funds			4.16%			4.01%
Net interest income and net yield on interest-earning assets		$ 1,056,434	4.56%		$ 970,005	4.64%

(1) Taxable-equivalent rates used where applicable.
(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

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